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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)*


                        United Community Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   909839 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x ]  Rule 13d-1(b)
         [  ]  Rule 13d-1(c)
         [  ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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----------------------------------------
CUSIP No. 909839 10 2                         13G
----------------------------------------

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           United Community Financial Corp. ESOP

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)


                                                                 (b)

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    3      SEC USE ONLY



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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio

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                              5     SOLE VOTING POWER

                                    -0-

        NUMBER OF          -----------------------------------------------------
         SHARES               6     SHARED VOTING POWER
      BENEFICIALLY
          OWNED                     -0-
         BY EACH
    REPORTING PERSON       -----------------------------------------------------
          WITH                7     SOLE DISPOSITIVE POWER

                                    -0-

                           -----------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    2,677,250

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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,677,250

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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.0%

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   12      TYPE OF REPORTING PERSON*

           EP

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                           Item 1(a). Name of Issuer:
                           ---------

                  United Community Financial Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:
---------
                  275 Federal Plaza West
                  Youngstown, OH  44503-1203


Item 2(a).        Name of Persons Filing:
---------
                  United Community Financial Corp. Employee Stock Ownership Plan


Item 2(b).        Address of Principal Business Office or, if none, Residence:
---------
                  275 Federal Plaza West
                  Youngstown, OH  44503-1203


Item 2(c).        Citizenship:
---------
                  Ohio


Item 2(d).        Title and Class of Securities:
---------
                  Common shares, without par value


Item 2(e).        CUSIP Number:
---------
                  909839 10 2


Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
------            13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or Dealer registered under Section 15
                          of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c).

                  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment Company registered under section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8).



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                  (e) [ ] An investment adviser in accordance with Section
                          240.13d-1(b)(1)(ii)(E).

                  (f) [x] An employee benefit plan or endowment fund in
                          accordance with Section 240.13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in
                          accordance with Section 240.13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j) [x] A group, in accordance with Section
                          240.13d-1(b)(1)(ii)(J).


Item 4.           Ownership:
------
                  (a)      Amount Beneficially Owned:
                           2,677,250

                  (b)      Percent of Class:
                           8.0%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    -0-

                           (ii)     shared power to vote or to direct the vote:
                                    -0-

                           (iii) sole power to dispose or to direct the disposition of:
                                    -0-

                           (iv) shared power to dispose or to direct the disposition of:
                                    2,677,250

Item 5.           Ownership of Five Percent or Less of a Class:
------
                  Inapplicable


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Inapplicable



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Item 7.           Identification and Classification of the Subsidiary Which
------            Acquired the Security Being Reported on by the Parent
                  Holding Company:

                  Inapplicable


Item 8.           Identification and Classification of Members of the Group:
------
                  This Schedule 13G is being filed on behalf of the United Community Financial Corp. Employee Stock Ownership Plan (the "ESOP") identified on Item 2(a) by the Benefits Committee filing under the Item 3(f) and 3(j) classification. Exhibit A contains a disclosure of the voting and dispositive power over shares of the Issuers held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of the group.


Item 9.           Notice of Dissolution of Group:
------
                  Inapplicable


Item 10.          Certification:
-------
                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ DOUGLAS M. MCKAY                                        2/12/99
--------------------                                        -------
Douglas M. McKay, as Benefits                       Date
Committee Member


/s/ PATRICK A. KELLY                                        2/12/99
--------------------                                        -------
Patrick A. Kelly, as Benefits                       Date
Committee Member


/s/ PAMELA KLOSS                                            2/12/99
----------------                                            -------
Pamela Kloss, as Benefits Committee                 Date
Member


/s/ RICHARD L. SHAFER                                       2/12/99
---------------------                                       -------
Richard L. Shafer, as Benefits Committee            Date
Member

/s/ DONALD J. VARNER                                        2/12/99
--------------------                                        -------
Donald J. Varner, as Benefits Committee             Date
Member



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                                    EXHIBIT A
                                    ---------

                       IDENTIFICATION OF MEMBERS OF GROUP
                       ----------------------------------


         Shares of common stock of the Issuer are held in trust for the benefit of participating employees by the ESOP Trustee. At December 31, 1998, no shares had been allocated under the ESOP. Stock held by the Trust, but not yet allocated, are voted by the Benefits Committee. Investment direction is exercised by the ESOP Trustees as directed by the Benefits Committee.

         Members of the Benefits Committee and their beneficial ownership of shares of common stock of the Issuer exclusive of membership on the Benefits Committee, and of shares beneficially owned as Participants in the ESOP are as follows:

                                                            BENEFICIAL OWNERSHIP
NAME                          BENEFICIAL OWNERSHIP (1)       AS ESOP PARTICIPANT
----                          ------------------------       -------------------

Douglas M. McKay                      150,537                         0

Patrick A. Kelly                       82,592                         0

Pamela Kloss                                  (2)                     0

Richard L. Shafer                       2,125                         0

Donald J. Varner                       45,495                         0

-----------------

(1) Beneficial ownership as of December 31, 1998. Includes shares of common stock of Issuer owned in conjunction with family members. The members of the Benefits Committee disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Benefits Committee.

(2)  Will be reported in an amendment.


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